EXHIBIT 11

Radian Group Inc.
Schedule of Net Income (Loss) per Share

	Three Months Ended March 31,
(In thousands, except per-share amounts and market prices)	2011	2010
Net income (loss)	$103,006	$(310,355)
Average diluted stock options outstanding	454	—
Average exercise price per share	$2.48	$—
Average market price per share—diluted basis	$7.50	$—
Average common shares outstanding	132,427	82,341
Increase in share due to potential exercise of common stock equivalents—diluted basis (1)	1,276	—
Adjusted shares outstanding—diluted	133,703	82,341
Net income (loss) per share—basic	$0.78	$(3.77)
Net income (loss) per share—diluted	$0.77	$(3.77)
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(1)
For the three months ended March 31, 2011, 2,708,882 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share because they were anti-dilutive. As a result of our net loss for the three months ended March 31, 2010, 4,278,010 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net loss per share because they were anti-dilutive.